CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.creamminerals.com

TSX Venture Exchange Symbol: **CMA**
September 20, 2011 U.S. 20-F Registration: **000-29870**
OTC BB: **CRMXF**
Frankfurt Stock Exchange: **DFL**

CREAM MINERALS ANNOUNCES COMPLETION OF 20,000 METRE DRILL PROGRAM, NUEVO MILENIO SILVER-GOLD PROJECT, NAYARIT STATE, MEXICO

Vancouver, BC – September 20, 2011 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce the successful completion of 20,200 metres of diamond drilling at the Nuevo Milenio silver-gold project located in Nayarit State, Mexico. The Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein - quartz stock work zones hosted within a collapsed caldera. Nuevo Milenio contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent contained within 5.09 million tonnes. The average silver grade is 251 g/t and the average gold grade is 1.66 g/t (see page 3). Metal prices employed were USD $10.28 per ounce silver and USD $816.09 per ounce gold. A cut-off grade of USD $45.00 per tonne or 131 g/t silver equivalent was used.

The drill program was completed ahead of schedule and on budget. A total of 89 drill holes were completed for 20,200 metres. The drill contract provided for an initial 10,000 metres of drilling with an option to extend the program by a further 10,000 metres. Based on the positive results and potential of the untested areas, the option of the second 10,000 metres was exercised. The drill program achieved the objectives of completing in-fill drilling on the Dos Hornos 1, Dos Hornos 2, and Veta Tomas and on the Once Bocas North structure as well as testing additional targets. The following is a summary of the drill program:

The first objective of the diamond drilling program was to provide sufficient information to upgrade the Inferred Mineral Resources of Dos Hornos 1, Dos Hornos 2 and Veta Tomas and Once Bocas North. Drill results demonstrated that the mineralized structures are continuous and that faults encountered displaced mineralized segments of 300 metres to 450 metres strike length. Repetition of veins due to sub-parallel faults, moving down dip segments up, was observed in several sections. Drilling on Section 4a Dos Hornos 2 provided information on the Transitional Zone. The drill intersected semi-blind or blind veins that trend parallel to the Dos Hornos. Additional drilling is required to determine the nature and extent of these quartz vein zones.

The second objective of the diamond drilling program was to test known target zones that demonstrated good silver-gold content based on prior exploration work and/or showed potential for mineralizatioon. The targets tested were Once Bocas North, (extension to the NW and SE), Once Bocas South, Cafetal, and Cerro Chacuaco.

Once Bocas North
Once Bocas North, a broad, moderate to intense, hydrothermal alteration zone, hosts numerous well-developed quartz veins and associated quartz stock work. Its dimensions are reported in the Revised NI 43-101 Report, having an indicated width of 100 metres and an indicated strike length of 300 metres. Drilling in 2011 was centered along the indicated 1,000 metre strike length of the structure. Drill results confirmed the extension to the NW of the quartz veins and quartz stock work but final interpretation must wait for assays. Intersected quartz veins confirm continuity over an identified strike length of 400 metres. About 300 metres to the north the quartz vein system was intersected but there is insufficient structural data to allow interpretation. Also, 2 drill holes testing 200 metres to the south did not cut the zone due to the rain season restricting access to optimum drill sites. The Once Bocas North structure is open along strike in both directions. Samples have been shipped for assaying and the results will be released as they are received.

Once Bocas South
The Once Bocas South structure is a displaced segment of Once Bocas North. Like Once Bocas North, it is a moderate to intense argillic alteration zone that includes numerous well-developed quartz veins and quartz stock work. The zone had previously been identified as having an indicated width of 30 metres and an indicated strike length of 600 metres. Drilling in 4 sections consisting of six holes defined a strike length of 230 metres. The line of drill holes was off-set due to access problems, but the zone intercepted is 100 metres wide, consisting of 2 distinct segments of quartz veins and/or quartz stock work. The upper segment is quartz veining showing good mineralization; the lower segment is mainly quartz stock work of variable intensity. The Once Bocas South structure is open along strike in both directions. Samples have been shipped for assaying and the results will be released as they are received.

Cerro Chacuaco – Mina Perdida –Mina Nanche Structure
Cerro Chacuaco is known to be cut by Veta Nanche – Veta Perdida, Veta Cerro Chacuaco and Veta Perdida 3. These veins are hosted by lithic rhyolite tuff. The upper elevations of the hill show strong silica flooding. Mina Perdida and Mina Nanche, old Spanish workings (1.20 metres wide) consisting of adits, shafts and trenches define a vein system 450 metres long. CHA 01 - 11 was located at Arroyo Chacuaco with the objective of testing newly discovered veins trending parallel to the Mina Perdida Vein. The drill hole intersected 4 strongly weathered and broken quartz veins. CHA 02 - 11 was spotted 180 metres SE of Mina Perdida and intersected 25 metres of quartz veins 1.00 metre to 2.00 metres wide with intervening quartz stock work.

Cafetal
The Cafetal structure is characterized by variable intensity silica flooding containing quartz vein and quartz stock work which was explored in 2003. The 2011 diamond drilling was centered on Veta Olvidada discovered in 2008. This structure is intermittently exposed over several hundred metres and parallels the main Cafetal area. Veta Olvidada is a quartz breccia zone showing oxidation and leaching. Drilling intersected an upper quartz zone two metres to four metres wide, a middle quartz zone six to eight metres wide and a lower zone up to 25 metres wide. The drilling defined Veta Olvidada over a strike length of 400 metres. The structure remains open to the NW and SE. Samples have been shipped for assaying and the results will be released as they are received.

Conclusions
The 2011 drill program has successfully achieved its objectives. In the Dos Horns/Veta Tomas zones continuity of the structures and stacking of veins was observed. In-fill drilling on Once Bocas North extended the original 300 metre strike length to 450 metres. Drill holes 200 metres to the south gave undefined results due to access problems. Drill holes 300 metres to the north cut a wide

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.creamminerals.com

quartz zone but are considered uncertain because of the structural setting. In-fill drilling along the 450 metre center part of Once Bocas North provides sufficient data to allow upgrading of the Inferred Mineral Resource. Testing of the known targets has defined Once Bocas South as being up to a 100 metre wide zone of quartz veining and quartz stock work, consisting of two separate zones with the upper zone showing better mineralization. The zone tested has a strike length of 230 metres. Continuity of quartz vein quartz stock work was observed. On Cerro Chacuaco only the Mina Nanche – Mina Perdida vein structure was tested. The zone is exposed in shafts, adits and cuts, showing a 1 metre to 1.50 metre wide quartz vein but CHA 02 - 11 cut an approximately 25 metre wide zone of multiple quartz veins and intervening stock work. Drilling at Cafetal was centered on Veta Olvidada which defined up to three quartz breccia zones and over a 400 metre strike length. Cream will now focus on interpretation of the data obtained in preparation for a revised NI 43-101 Compliant Technical Report that will encompass all of the in-fill drilling and exploration drilling. Following completion of data interpretation a follow-up drill program will be designed.

Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width Metres	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total	16.27	5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.
Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz (in situ)

Metal prices were USD $10.28 per ounce Ag and USD $816.09 per ounce Au.
A cut-off grade of USD $45.00 per tonne or 131 g/t, Ag equivalent was used.

Mr. Ferdinand Holcapek P.Eng, Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the XX Project. He is responsible for all the technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Cream Minerals is a silver-gold exploration company. The Company's flagship project is the Nuevo Milenio silver – gold property, Nayarit Sate, Mexico. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Chris Hebb, LLB
Chairman

Michael E. O'Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.creamminerals.com

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities

Litigation Reform Act of 1995. This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information. Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project's estimated mineral resource. Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC. U.S readers are cautioned that while the term 'inferred resource' is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. ***U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable***